Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2021 Third Quarter Results

– Record Q3 results and strong profitability driven by all four business segments –

– TForce Freight makes strong early contribution with significant synergy and operational upside still ahead –

– Announced 17% increase to quarterly dividend payable in January –

•	Third quarter operating income from continuing operations of $192.8 million increased 65% from $117.0 million in the same quarter year
•

Third quarter net income from continuing operations of $132.8 million increased 60% compared to $83.1 million in Q3 2020, while adjusted net income[1] of $138.9 million increased 59% compared to $87.4 million in Q3 2020

•

Third quarter diluted earnings per share (diluted “EPS”) from continuing operations of $1.40 increased 56% compared to $0.90 in Q3 2020, while adjusted diluted EPS[1] of $1.46 increased 55% compared to $0.94 in Q3 2020

•	Third quarter net cash from continuing operating activities of $211.2 million increased 50% compared to $140.6 million in Q3 2020

Montreal, Quebec, October 28, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the third quarter ended September 30, 2021. All amounts are shown in U.S. dollars.

“During the third quarter, TFI International further built upon this year’s achievements with robust cash flow and strong performance across all business segments, many of which are already surpassing pre-pandemic performance despite ongoing macro disruptions,” stated Alain Bédard, Chairman, President and Chief Executive Officer.  “I’m particularly pleased that our strong performance comes at a time when the most compelling benefits from our pivotal acquisition of UPS Freight are still ahead, and yet firmly within grasp as the newly branded TForce Freight continues to exceed expectations under the TFI umbrella.  Looking ahead, I’m pleased that our long-time attention to the fundamental details of the business, such as maximizing efficiencies, generating strong cash flow and strategically allocating capital, not only continues to serve us well during rapidly-changing times, but has indeed left us in a position of historic strength as we approach year end.  I sincerely thank the remarkable people of TFI International for their resilience and shared focus on continuing to build shareholder value.”

Financial highlights	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share data)	2021	2020*	2021	2020*
Total revenue	2,094.0	936.1	5,079.5	2,659.1
Revenue before fuel surcharge	1,870.3	867.0	4,580.4	2,436.2
Adjusted EBITDA[1]	296.4	189.4	758.0	506.1
Operating income from continuing operations	192.8	117.0	604.8	299.4
Net cash from continuing operating activities	211.2	140.6	665.0	445.9
Adjusted net income[1]	138.9	87.4	349.7	206.3
Adjusted EPS - diluted[1] ($)	1.46	0.94	3.66	2.31
Net income from continuing operations	132.8	83.1	450.8	189.3
EPS from continuing operations - diluted ($)	1.40	0.90	4.72	2.12
Weighted average number of shares ('000s)	92,982	90,954	93,184	87,693
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

THIRD QUARTER RESULTS

Total revenue of $2.09 billion was up 124% and, net of fuel surcharge, revenue of $1.87 billion was up 116% compared to the prior year period.

Operating income from continuing operations grew 65% to $192.8 million from $117.0 million the prior year period, primarily driven by business acquisitions. This growth was achieved despite a $5.5 million loss recognized on the mark-to-market of the deferred share units (“DSUs”), $0.7 million of transaction related costs incurred in the acquisition of UPS Freight in the quarter and a reduction in the contribution from the Canada Emergency Wage Subsidy (“CEWS”) of $16.9 million.

Net income from continuing operations grew 60% to $132.8 million from $83.1 million the prior year period, and net income from continuing operations of $1.40 per diluted share was up relative to $0.90 the prior year period.  Adjusted net income, a non-IFRS measure, was $138.9 million, or $1.46 per diluted share, up 59% from $87.4 million, or $0.94 per diluted share, the prior year period.

For the Package and Courier segment, revenue before fuel surcharge increased 9% to $133.3 million and operating income increased 12% to $23.9 million.

For the Less-Than-Truckload segment, revenue before fuel surcharge increased 547% to $860.8 million and operating income increased 224% to $85.1 million, despite the elimination of the CEWS which was $6.0 million in Q3 2020 and despite a $10.8 million negative adjustment to bargain purchase gain.

For the Truckload segment, revenue before fuel surcharge increased 19% to $488.6 million and operating income decreased 1% to $55.8 million, including a CEWS of only $0.2 million relative to $8.1 million in Q3 2020.

For the Logistics segment, revenue before fuel surcharge increased 94% to $408.1 million and operating income increased 102% to $45.3 million, which included a $12.0 million bargain purchase gain.

NINE-MONTH RESULTS

For the first nine months of 2021, total revenue of $5.08 billion was up 91% and, net of fuel surcharge, revenue of $4.58 billion was up 88% compared to the prior year period.

Operating income from continuing operations grew 102% to $604.8 million from $299.4 million the prior year period, primarily driven by business acquisitions. This growth was achieved despite a $19.8 million

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Earnings Press Release

loss recognized on the mark-to-market of the DSUs”, $8.7 million of transaction related costs and a reduction in the contribution from the CEWS of $34.3 million.

Net income from continuing operations was $450.8 million, or $4.72 per diluted share, compared to $189.3 million, or $2.12 per diluted share a year ago. Adjusted net income was $349.7 compared to $206.3 million.

SEGMENTED RESULTS
(in million of U.S. dollars)	Three months ended September 30				Nine months ended September 30
	2021		2020*		2021		2020*
	$		$		$		$
Revenue[1]
Package and Courier	133.3		122.4		410.1		327.4
Less-Than-Truckload	860.8		133.1		1,617.7		381.8
Truckload	488.6		409.0		1,394.7		1,146.7
Logistics	408.1		210.0		1,193.4		601.1
Eliminations	(20.6)		(7.6)		(35.5)		(20.8)
	1,870.3		867.0		4,580.4		2,436.2
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Package and Courier	23.9	17.9%	21.4	17.5%	71.7	17.5%	49.4	15.1%
Less-Than-Truckload[2]	85.1	9.9%	26.2	19.7%	309.9	19.2%	63.5	16.6%
Truckload	55.8	11.4%	56.0	13.7%	168.4	12.1%	152.7	13.3%
Logistics[3]	45.3	11.1%	22.4	10.7%	109.9	9.2%	58.0	9.6%
Corporate	(17.2)		(9.1)		(55.1)		(24.1)
	192.8	10.3%	117.0	13.5%	604.8	13.2%	299.4	12.3%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge.
[2] Three and nine months ended September 30, 2021 include a $10.8 million reduction in bargain purchase gain and a $112.2 million bargain purchase gain, respectively.
[2] Three and nine months ended September 30, 2021 include a $12.0 million bargain purchase gain.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

CASH FLOW

Net cash from continuing operating activities was $211.2 million during Q3 compared to $140.6 million the prior year period. The 50% increase was due to stronger operating performance and an increase in add backs from depreciation and amortization, net of an unfavorable contribution from additional tax payments of $6.4 million driven by an increase in 2021 operating results. The Company returned $29.4 million to shareholders during the quarter, of which $21.3 million was through dividends and $8.2 million was through share repurchases.

Cash used for the purchase of property and equipment was $68.8 million during Q3 2021 versus $37.8 million the prior year quarter. The increase in additions in 2021 compared to 2020 is due to the reduction of capital expenditures during the beginning of the pandemic in 2020. The procurement of equipment remains difficult in 2021 as manufacturing and supply chain challenges have resulted in delays in receiving equipment.

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On September 15, 2021, the Board of Directors of TFI International declared a quarterly dividend of $0.23 per outstanding common share payable on October 15, 2021, representing a 15% increase over the $0.20 quarterly dividend declared in Q3 2020.

On October 28, 2021, the Board of Directors of TFI International approved a $0.27 per share quarterly dividend, a 17% increase over the previous quarterly dividend of $0.23 per share, effective as of the next regular payment.

NORMAL COURSE ISSUER BID RENEWAL

The Toronto Stock Exchange (“TSX”) has approved the renewal of TFI International’s normal course issuer bid (“NCIB”). Under the NCIB, as renewed, TFI International may purchase for cancellation a maximum of 7,000,000 common shares, representing 7.96% of the 87,982,839 shares forming TFI International’s public float. The shares may be purchased through the facilities of the TSX and on alternative trading systems in Canada over the twelve-month period from November 2, 2021 to November 1, 2022. As of October 22, 2021, TFI International had 93,046,893 common shares issued and outstanding.

Under TFI International’s last NCIB, which entered into effect on October 14, 2020 and expired on October 13, 2021, TFI International was authorized to purchase up to 7,000,000 shares. TFI International repurchased 1,157,862 common shares at a volume weighted average purchase price of $78.8434 (CAD $98.4066) per share, through the facilities of the TSX and on alternative trading systems in Canada. All of the repurchased shares were cancelled by TFI International.

Any shares purchased by TFI International under the renewed NCIB will be at the market price of the shares at the time of such purchases. The actual number of shares that may be purchased and the timing of any such purchases will be determined by TFI International. Any purchases made by TFI International pursuant to the renewed NCIB will be made in accordance with the rules and policies of the TSX.

During the most recently-completed six months, the average daily trading volume for the common shares of TFI International on the TSX was 281,349 shares. Consequently, under the policies of the TSX, TFI International will have the right to repurchase during any one trading day a maximum of 70,337 shares, representing 25% of the average daily trading volume. In addition, TFI International may make, once per calendar week, a block purchase (as such term is defined in the TSX Company Manual) of shares not directly or indirectly owned by insiders of TFI International, in accordance with the policies of the TSX.

The Board of Directors of TFI International believes that, at appropriate times, repurchasing its shares through the NCIB represents a good use of TFI International’s financial resources, as such action can protect and enhance shareholder value when opportunities arise.

To the knowledge of TFI International, no director or senior officer, including the CEO, and no person acting jointly or in concert with TFI International currently intends to sell shares during the renewed NCIB. However, sales by such persons through the facilities of the TSX may occur if any such person makes a decision unrelated to the NCIB. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other shareholders whose shares are purchased under the NCIB.

In connection with the renewed NCIB, TFI International has entered into an automatic share purchase plan with RBC Dominion Securities Inc. in order to allow for purchases under the NCIB during TFI International’s “black-out” periods, as permitted by the TSX Company Manual and the Securities Act (Québec).

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CONFERENCE CALL

TFI International will host a conference call on Friday, October 29, 2021 at 8:30 a.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-877-223-4471. A recording of the call will be available until midnight, November 12, 2021, by dialing 1-800-585-8367 or 416-621-4642 and entering passcode 7971476.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2021 Q3 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

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Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars)	2021	2020*	2021	2020*
Net income from continuing operations	132.8	83.1	450.8	189.3
Net finance costs	20.5	11.5	51.6	38.5
Income tax expense	39.4	22.4	102.4	71.6
Depreciation of property and equipment	62.3	42.3	159.7	126.8
Depreciation of right-of-use assets	30.6	20.1	81.6	58.9
Amortization of intangible assets	13.6	11.9	41.6	34.7
Bargain purchase gain	(1.2)	-	(124.2)	(4.0)
Gain on sale of assets held for sale	(1.6)	(1.9)	(5.6)	(9.7)
Adjusted EBITDA	296.4	189.4	758.0	506.1
Note: due to rounding, totals may differ slightly from the sum.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

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Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars, except per share data)	2021	2020*	2021	2020*
Net income for the period	132.8	83.1	450.8	189.3
Amortization of intangible assets related to business acquisitions, net of tax	8.4	8.8	27.8	25.1
Net change in fair value and accretion expense of contingent considerations, net of tax	0.1	0.0	0.3	0.1
Net change in fair value of derivatives, net of tax	-	(0.2)	-	-
Net foreign exchange loss (gain), net of tax	0.1	(0.3)	(0.4)	(1.2)
Bargain purchase gain	(1.2)	-	(124.2)	(4.0)
Gain on sale of land and buildings and assets held for sale, net of tax	(1.4)	(1.7)	(4.6)	(8.5)
U.S. Tax reform	-	(2.4)	-	5.5
Adjusted net income	138.9	87.4	349.7	206.3
Adjusted earnings per share - basic	1.49	0.96	3.75	2.35
Adjusted earnings per share - diluted	1.46	0.94	3.66	2.31
Note: due to rounding, totals may differ slightly from the sum.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

Note to readers:	Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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